UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

BioDelivery Sciences International, Inc.

(Name of Subject Company)

BioDelivery Sciences International, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09060J106

(CUSIP Number of Class of Securities)

Jeffrey Bailey

Chief Executive Officer
BioDelivery Sciences International, Inc.

4131 ParkLake Avenue

Suite 225

Raleigh, NC 27612

(919) 582-9050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Robert E. Puopolo, Esq.

Blake Liggio, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 18, 2022 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by BioDelivery Sciences International, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Bristol Acquisition Company Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Collegium Pharmaceuticals, Inc., a Virginia corporation (“Collegium” or “Parent”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”) at a price per Share equal to $5.60, in cash, subject to any applicable withholding taxes and without interest. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Collegium and Purchaser with the SEC on February 18, 2022, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 2022, and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

1. Item 8 (“Additional Information – Regulatory Approvals”) of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“Under the HSR Act, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC in Premerger Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but (1) this period may be shortened if the reviewing agency grants “early termination,” (2) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form (a “pull-and-refile”), and/or (3) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements.

On February 16, 2022, each of Parent and the Company filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. On March 3, 2022 at 11:59 p.m. Eastern Time, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition of the Offer relating to the expiration or termination of the waiting period applicable to the Offer and the Merger under the HSR Act has been satisfied. The Offer and the Merger remain subject to other closing conditions.

The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. Even though the requisite waiting period under the HSR Act has expired, at any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of assets of Collegium and/or the Company. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.”

2. Item 8 (“Additional Information – Legal Proceedings”) of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

On February 25, 2022, in connection with the Transactions, a purported individual stockholder of the Company filed a complaint in the United States District Court for the Southern District of New York, captioned Stein v. BioDelivery Sciences International, Inc., et al., No. 1:22-cv-01600, naming as defendants the Company and each member of the Board as of the date of the Merger Agreement (“Stein”). On February 28, 2022, two additional cases were filed by purported individual stockholders of the Company in the same court, captioned Sanford v. BioDelivery Sciences International, Inc., et al., 1:22-cv-01676 (“Sanford”), and Higley v. BioDelivery Sciences International, Inc., et al., No. 1:22-cv-01658 (“Higley”). On March 2, 2022, a fourth case was filed by a purported individual stockholder of the Company in the United States District Court for the Eastern District of New York, captioned Justice II v. BioDelivery Sciences International, Inc., et al., 1:22-cv-01145 (“Justice”). The Stein, Sanford, Higley, Justice, and any similar subsequently filed cases involving the Company, the Board or any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to the Merger Agreement, the Transactions or any related transaction, are referred to as the “Transaction Litigations.”

The Transaction Litigations filed to date generally allege that the Schedule 14D-9 filed by the Company with the SEC on February 18, 2022 in connection with the Transactions is materially incomplete and misleading by allegedly failing to disclose purportedly material information relating to the sale process leading to the Transactions, the Company’s financial projections, and the analyses performed by Moelis & Company LLC in connection with the Transactions. The Transaction Litigations assert violations of Section 14(e) of the Exchange Act and violations of Section 20(a) of the Exchange Act against the Board. Additionally, the Stein, Higley, and Justice complaints assert violations of Section 14(d) of the Exchange Act and Rule 14d-9 promulgated thereunder. The Transaction Litigations seek, among other things: an injunction enjoining consummation of the Transactions, rescission of the Merger Agreement, a declaration that the Company and the Board violated Sections 14(e) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, damages, costs of the action, including plaintiff’s attorneys’ fees and experts’ fees and expenses, and any other relief the court may deem just and proper.

In addition, on February 24, 2022 and February 28, 2022, the Company received demand letters from two purported stockholders of the Company seeking to inspect certain books and records of the Company related to the Merger (collectively, the “Demand Letters”).

The Company cannot predict the outcome of the Transaction Litigations or Demand Letters, nor can the Company predict the amount of time and expense that will be required to resolve each. The Company believes that the Transaction Litigations and Demand Letters are without merit and intends to vigorously defend against each Transaction Litigation, Demand Letter, and any subsequently filed similar actions.

It is possible that additional similar complaints could be filed or demands received in connection with the Transactions. If additional similar complaints are filed or demands received, absent new or significantly different allegations, the Company will not necessarily disclose such additional complaints, filings, or demands.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

(a)(5)(D)	Email sent to the employees of BioDelivery Sciences International, Inc., dated March 4, 2022.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 4, 2022	BioDelivery Sciences International, Inc.

	By:	/s/ Jeffrey Bailey
	Name:	Jeffrey Bailey
	Title:	Chief Executive Officer